                                                                     Exhibit 4.7

                                 August 31, 2005

Mr. Michael Guangxin Li
(CHINESE CHARACTES):201620

Dear Michael:

      This letter will confirm our mutual understanding regarding your separation from employment with Linktone, Ltd. ("LINKTONE" and referred to collectively with each of Linktone's subsidiaries and affiliates, the "COMPANY"). This letter constitutes the separation agreement (the "AGREEMENT") which the Company is offering you.

      1. SEPARATION AND RESIGNATION. Your last day of work at Linktone was August 19, 2005 ("SEPARATION DATE"), and your resignation of employment with Linktone will be effective January 3, 2006 ("TERMINATION DATE"). As of the Separation Date, you will not report to work at Linktone's offices, and except for the Company's obligations under this Agreement, all benefits, compensation or perquisites of employment will cease (including but not limited to payment for any internet access, monthly cell phone and "blackberry" charges). You should not contact, directly or indirectly, any Company employees, customers, mobile operators or any third party regarding your separation from employment with Linktone, the terms of this Agreement or any related matter. You should not comment in response to inquiries regarding your status with Linktone and should refer all such inquiries to Colin Sung, CFO, or Xiangyuan Jiang, Vice President of Legal Affairs.

      2. BENEFITS; SEVERANCE PAYMENT. In exchange for your promises in this Agreement and for other good and valid consideration, the receipt of which is hereby acknowledged, and subject to the terms hereof, Linktone will:

            (a) pay you current salary as vacation pay from the Separation Date until November 30, 2005;

            (b) pay you a cash payment of US$10,000 within five (5) business days of the date hereof;

            (c) provide you with unpaid paternity leave from December 1, 2005 until the Termination Date;

            (d) to the extent not previously paid, payment of the RMB equivalent of US$5,000 to each of you, your spouse and your children for the cost of health and life insurance premiums incurred by you, your spouse and your children through the Termination Date;

            (e) to the extent not previously paid, payment in the RMB equivalent of US$15,000 for education costs incurred for your daughter for the fall semester, which amount shall be payable directly to your daughter's school;

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            (f) provide you with use of the car (Buick sedan class) and driver, as previously provided by Linktone, until the Termination Date; and

            (g) to the extent not previously paid, pay you the RMB equivalent of US$2,500 per month for housing costs incurred by you from the Separation Date until the Termination Date.

      3. RETURN OF COMPANY PROPERTY. To the extent that you have not already done so, you agree to immediately return to the Company all Company documents (and all copies thereof) and other Company property which you have had in your possession or control at any time, including, but not limited to, your laptop computer and blackberry provided by the Company, the Company's files, notes, drawings, records, business plans and forecasts, financial information, specifications, computer-recorded information, tangible property, credit cards, entry cards, identification badges and keys, and any materials of any kind which contain or embody any proprietary or confidential information of the Company (and all reproductions thereof).

      4. STOCK OPTIONS; INSIDER TRADING POLICY AND LOCK-UP.

            (a) As of the date of this Agreement, you hold options, both vested and unvested, to acquire shares of Linktone's ordinary shares as set forth on Exhibit A. Subject to the terms and conditions set forth hereof, the options will continue to vest through the Termination Date. On the Termination Date, (i) the then unvested portion of your options granted pursuant to the April 1, 2003 Non-Qualified Stock Option Award Agreement issued under the Linktone Ltd. 2000-1 Employee Stock Option Scheme (Award Number LT 2000-1-040103-L208) and the April 1, 2003 Non-Qualified Stock Option Award Agreement issued under the Linktone Ltd. 2000-1 Employee Stock Option Scheme (Award Number LT2000-1-040103A-L208), each as amended (the "2003 OPTION AGREEMENTS") will automatically vest and become immediately exercisable in accordance with the 2003 Option Agreements and
(ii) any options granted pursuant to the July 19, 2004 Incentive Stock Option Award Agreement issued under the Linktone Ltd. 2003 Stock Incentive Plan (Award Number LT-2003-07-21-04-L208) (the "2004 OPTION AGREEMENT" and collectively with the 2003 Stock Option Agreements, the "STOCK OPTION AGREEMENTS") that have vested as of the Termination Date shall be exercisable, and any such options not vested as of such date shall not be exercisable, in accordance with the 2004 Option Agreement.

            (b) As of the date of this Agreement, you agree to abide by the terms of (i) the Company's Amended and Restated Pre-Clearance and Blackout Policy attached as Exhibit B (the "INSIDER TRADING POLICY") until the day following the Termination Date, and (ii) the lock-up agreement attached as Exhibit C (the "LOCK-UP AGREEMENT").

      5. RELEASE AND WAIVER OF CLAIMS.

            (a) You hereby release, acquit and forever discharge the Company, its predecessors, successors, or past or present subsidiaries or affiliated entities, officers, directors, agents, employees and assigns (collectively the "RELEASEES") of and from any and all claims, liabilities, demands, causes of action, costs, expenses, attorneys' fees, damages, indemnities and obligations of every kind and nature, in law, equity, or otherwise, known and unknown,

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suspected and unsuspected, disclosed and undisclosed, arising out of or in any way related to agreements, events, acts or conduct at any time prior to and including the date you sign this Agreement, including but not limited to: all such claims and demands directly or indirectly arising out of or connected with your employment with Linktone or the termination of your employment; claims of wrongful discharge, constructive discharge, emotional distress, defamation, invasion of privacy, fraud, breach of contract, breach of the covenant of good faith and fair dealing, any claims of discrimination or harassment based on sex, age, race, national origin, disability or on any other basis and all common law claims and all other laws and regulations relating to employment, including without limitation, all claims under Title VII of the Civil Rights Act of 1964, 42 U.S.C. Section 2000e et seq., the Age Discrimination in Employment Act, 29 U.S.C. Section 621 et seq., the Americans With Disabilities Act of 1990, 42 U.S.C. Section 12101 et seq., the New York Human Rights Law, N.Y. Exec. Law
Section 290 et seq., the New York Civil Rights Law, N.Y. Civ. Rights Law Section 79-e et seq., the New York Equal Rights Law, N.Y. Civ. Rights Law Section 40c et seq., N.Y. Civ. Rights Law Section 47 et seq. (New York rights of persons with disabilities law), N.Y. Lab. Law Section 194 et seq. (New York equal pay law), N.Y. Lab. Law Section 740 (New York whistleblower protection law), New York City Human Rights Law, N.Y.C. Admin. Code Section 8-101 et seq., all as amended, the Fair Credit Reporting Act, 15 U.S.C. Section 1681 et seq., and the Employee Retirement Income Security Act of 1974 ("ERISA"), 29 U.S.C. Section 1001 et seq., all as amended; provided, however, that nothing in this Agreement shall either waive any rights or claims you may have that arise after you sign this Agreement or impair or preclude your right to take action to enforce the terms of this Agreement.

            (b) You represent that you have not filed any complaints or charges against the Company with the Equal Employment Opportunity Commission, or with any other federal, state or local agency or court in China, Hong Kong, the United States or any other jurisdiction, and you agree and covenant that you will not seek to recover on any claim released in this Agreement.

      6. CONTINUING OBLIGATIONS. From the date hereof until January 3, 2007, you shall remain bound by the terms of that certain Key Employee Invention Assignment and Confidentiality Agreement between you and Linktone dated February 1, 2005 attached hereto as Exhibit D (the "CONFIDENTIALITY AGREEMENT") and the Non-Compete Agreement between you and Linktone dated February 1, 2005 attached hereto as Exhibit E (the "NON-COMPETE AGREEMENT"), which shall each be considered a part of this Agreement. You also agree to sign and be bound by the provisions of the Termination Certification attached hereto as Exhibit F. You hereby acknowledge and agree that any violation by you of any term of this Agreement shall constitute grounds for the Company to deem a termination for "Cause," as defined in the Employment Agreement between you and Linktone dated October 1, 2004 (the "EMPLOYMENT AGREEMENT") and for purposes of the Stock Option Agreements, to have occurred, and in such case you should immediately lose all rights to exercise any options granted to you under the Stock Option Agreements, and shall have no further rights to any of the benefits described in
Section 2.

      7. TAXES. No shares will be delivered to you or your broker pursuant to the exercise of your options under the Stock Option Agreements and the applicable stock option plans until the Company has received confirmation that you or your broker has made arrangements acceptable to the Administrator (as defined in the Company's applicable option plans) for the

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satisfaction of applicable income tax and employment tax withholding obligations. Upon the exercise of your option, the Company may offset or withhold or collect from you an amount sufficient to satisfy the Company's withholding obligations as employer under applicable laws.

      8. INDEMNIFICATION. You hereby agree to indemnify the Company against any and all losses, liabilities, damages, suits, obligations, judgments or settlements or any kind (including, without limitation, all reasonable legal costs, costs of recovery and other expenses incurred by the Company) resulting from any claim of income tax liability by any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the People's Republic of China (including those resulting from cancellation or reclamation of tax benefits of any kind relating to the Company) arising from the grant, issuance, vesting, exercise or sale of stock options held by you under the Stock Option Agreements. At the request of the Company, you further agree to pledge, to the Company on such terms and pursuant to written agreement(s), the form and substance of which shall be satisfactory to the Company, any and all stock options held by you under the Stock Option Agreements, any American Depositary Shares ("ADSS") representing ordinary shares of Linktone, par value US$0.0001 per share ("ORDINARY SHARES") or Ordinary Shares received upon exercise of such options.

      9. CONFIDENTIALITY. The provisions of this Agreement shall be held in strictest confidence by you and by the Company and shall not be publicized or disclosed in any manner whatsoever; provided, however, that (a) you may disclose this Agreement to your immediate family; (b) the parties may disclose this Agreement in confidence to their respective attorneys, accountants, auditors, tax preparers, and financial advisors; (c) the Company may disclose this Agreement as necessary to fulfill standard or legally required corporate reporting or disclosure requirements; and (d) the parties may disclose this Agreement insofar as such disclosure may be necessary to enforce its terms or as otherwise required by law.

      10. NON-DISPARAGEMENT. You agree not to, either by yourself or indirectly through others, disparage, defame, otherwise speak negatively about the Company or any of the Releasees in any manner, or take or cause to be taken any other action that is, likely to be harmful to them or their business, business reputation or personal reputation, provided that you shall respond accurately and fully to any question, inquiry or request for information when instructed by the Company or otherwise required by legal process.

      11. MISCELLANEOUS. The parties agree that, except for the definition of "Cause" therein and Article 5 thereof and the Confidentiality Agreement and the Non-Compete Agreement which are attached hereto and make a part hereof, the Employment Agreement is terminated and except for their obligations under this Agreement, neither party has or will have any obligation to perform services or make payment to the other.

      12. NO ADMISSION OF LIABILITY. It is understood and agreed that this Agreement is being entered into by the Company solely for the purpose of avoiding further expense and inconvenience, that this is a compromise settlement of disputed claims, and that this Agreement shall not be construed at any time or for any purpose as an admission of liability by the Company. The liability for any and all claims is expressly denied by the Company.

      13. REPRESENTATIONS AND WARRANTIES OF MICHAEL GUANGXIN LI.

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            (a) Authority; Enforceability; Effect of Agreement. You have the full power and authority to enter into, execute and deliver this Agreement and perform the obligations hereunder. This Agreement has been duly executed and delivered by you. Assuming this Agreement has been duly executed and delivered by each other party hereto, this Agreement constitutes a valid and legally binding obligation of you, enforceable against you in accordance with its terms.

            (b) No Conflicts. The execution and delivery by you of this Agreement does not, and the compliance by you with the provisions of this Agreement will not, (i) conflict with or result in a breach or default under any of the terms, conditions or provisions of any material contract to which you are a party or otherwise bound, or to which any property or asset of yours is subject; (ii) violate any laws applicable to you; or (iii) result in the creation or imposition of any liens, options, security interests, pledges or other encumbrances, proxies, voting trusts, voting agreements, judgments, charges, escrows, rights of first refusal or first offer, indentures, claims or transfer restrictions, whether arising by contract or operation of law (a "LIEN"), on any assets of yours.

      14. REPRESENTATIONS AND WARRANTIES OF LINKTONE.

            (a) Organization, Standing and Power. Linktone is duly organized and validly existing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and corporate authority to own its properties and to carry on its business as now being conducted.

            (b) Authority; Enforceability; Effect of Agreement. Linktone has full corporate power and corporate authority to enter into, execute and deliver this Agreement and perform its obligations hereunder. This Agreement has been duly authorized by all necessary corporate action of Linktone. This Agreement has been duly executed and delivered by Linktone. Assuming this Agreement has been duly executed and delivered by each other party hereto, this Agreement constitutes a valid and legally binding obligation of Linktone, enforceable against Linktone in accordance with its terms.

            (c) No Conflicts. The execution and delivery by Linktone of this Agreement does not, and the compliance by Linktone with the provisions of this Agreement will not, (i) conflict with or result in a breach or default under the charter documents of Linktone or any of the terms, conditions or provisions of any material contract to which Linktone is a party or otherwise bound, or to which any property or asset of Linktone is subject; (ii) violate any laws applicable to Linktone; or (iii) result in the creation or imposition of any Lien on any asset of Linktone.

      15. WHOLE AGREEMENT; EFFECTIVE DATE. You and the Company agree that this Agreement and the Stock Option Agreements and applicable stock option plans constitutes the entire agreement between the parties regarding the subject matter thereof; provided, however, that nothing in this Agreement is intended to or may be construed to modify, impair or terminate any of your obligations under any non-solicitation, confidentiality, non-competition or intellectual property agreements between you and the Company. Unless otherwise expressly

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provided, all references to Sections and Exhibits herein are to Sections and
Exhibits of this Agreement. This Agreement shall be effective as of the Separation Date.

      16. WAIVER. No provision of this Agreement may be waived except by a written instrument, expressly referring to this Agreement, setting forth the parties' mutual intent to waive a specified provision hereof, and duly executed by each of the parties to this Agreement, and no waiver of any one provision of this Agreement shall be deemed to be a waiver of any other provision.

      17. AMENDMENT. No provision of this Agreement may be amended or modified except by a written instrument, expressly referring to this Agreement, setting forth the parties mutual intent to amend or modify a specified provision hereof, and duly executed by each of the parties to this Agreement.

      18. CHOICE OF LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York as a contract entered into and performed entirely within the State of New York (other than its choice-of-law provisions).

      19. SUBMISSION TO JURISDICTION. Any controversy involving the construction or application of any terms, covenants or conditions of this Agreement, or any claims arising out of any alleged breach of this Agreement shall be settled by the courts in New York in the County of New York or, at the Company's discretion, the Hong Kong courts, and/or a court or courts in China. You hereby irrevocably submit to the jurisdiction of the courts of the State of New York, or if appropriate, a federal court located in New York or if so designated by the Company, a court in Hong Kong and/or China (which courts, for purposes of this Agreement, are the only courts of competent jurisdiction), over any suit, action or other proceeding arising out of, under, or in connection with this Agreement or its subject matter. THE PARTIES ALSO EXPRESSLY WAIVE ANY RIGHT THEY HAVE OR MAY HAVE TO A JURY TRIAL OF ANY SUCH SUIT, ACTION OR PROCEEDING.

      20. SPECIFIC PERFORMANCE. The parties hereby acknowledge that it would be extremely difficult to measure in money the damages that would accrue to a party, or its assigns, by reason of a failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable. If any party hereto, or its successors or assigns, institutes any action or proceeding to specifically enforce the provisions hereof, each party against whom such action or proceeding is brought hereby waives the claim or defense therein that such party, or its successors or assigns, has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

      21. COSTS AND ATTORNEYS' FEES. If any litigation, action, suit, proceeding, arbitration or claim before any court, arbitrator or governmental authority, or any investigation by any governmental authority ("ACTION") is instituted to remedy, prevent or obtain relief from a default in the performance by any party to this Agreement of its obligations under this Agreement, the prevailing party shall recover its attorneys' fees incurred in each and every such Action, including, without limitation, any and all appeals or petitions therefrom.

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      22. ASSIGNMENT AND SUCCESSORS. Neither party shall assign any right or delegate any obligation hereunder except that the Company may assign this Agreement in connection with a business combination (whether by merger, sale of assets or otherwise) with another entity. This Agreement shall be binding upon and inure to the benefit of the Company, and its successors, and you, your heirs, executors, administrators and legal representatives.

      23. SEVERABILITY. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

      24. COUNTERPARTS. This Agreement may be executed in two counterparts, each of which shall constitute an original, but both of which taken together shall constitute one and the same instrument. Execution of a facsimile copy shall have the same force and effect as execution of an original, and a facsimile signature shall be deemed an original and valid signature.

      25. REVIEW. The parties agree they have read and understand this Agreement, and that they affix their signatures hereto voluntarily and without coercion. You further acknowledge that you have had the opportunity to be represented by an attorney of your own choosing concerning the waivers contained herein and the terms of this Agreement, and that the waivers you have made and the terms you have agreed to herein are knowing, conscious and with full appreciation that you are forever foreclosed from pursuing any of the claims so waived.

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      If this Agreement is acceptable to you, please sign on the line provided below and return the original by hand delivery or via overnight mail to my attention in a confidential envelope by August 31, 2005.

                                          Very Truly Yours,

                                          Linktone Ltd.

                                          By:   /s/ Raymond Yang
                                             -----------------------------------
                                                Raymond Yang
                                                Chief Executive Officer

      I have read and understand the Agreement above and agree to be bound by its terms and conditions.

     Michael Guangxin Li

      /s/ Michael Guangxin Li
     -------------------------
     Signature                                                   August 31, 2005

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                                    EXHIBIT A

                            SCHEDULE OF STOCK OPTIONS

                                                               TOTAL NUMBER OF
                                                              SHARES,EXERCISED,
                                                           VESTED AND UNVESTED AS
                                                              OF DATE OF THIS                       PER SHARE EXERCISE
    AWARD NUMBER                  DATE OF AWARD                  AGREEMENT                                 PRICE
---------------------             --------------           ----------------------                ----------------------
LT2000-1-040103-L208              April 1, 2003            Total: 4,570,100                       $0.05 per Ordinary Share
                                                           Exercised: 2,738,252
                                                           Vested: 704,557
                                                           Unvested: 1,127,291

LT2000-1-040103A-L208             April 1, 2003            Total: 3,427,600                       $0.05 per Ordinary Share
                                                           Exercised: 61,748
                                                           Vested: 2,520,377
                                                           Unvested: 845,475

LT2003-07-21-04-L208              July 19, 2004            Total: 125,000                         $1.04 per Ordinary Share
                                                           Exercised: 0
                                                           Vested: 33,854
                                                           Unvested: 91,146

                                                           Total: 8,122,700
       TOTAL:                                              Exercised: 2,800,000
                                                           Vested: 3,258,788
                                                           Unvested: 2,063,912

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                                    EXHIBIT B

                             INSIDER TRADING POLICY

                                  SEE ATTACHED.

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                                    EXHIBIT C

                                LOCK-UP AGREEMENT

      From the date of the Agreement until January 3, 2007, you agree that you will not, and will not announce or otherwise disclose to any third party your intention or make any application or filing with the U.S. Securities and Exchange Commission or any other applicable regulatory authority to, directly or indirectly:

      (i) offer for sale, pledge, encumber, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of (or enter into any transaction or device which is designed to, or could reasonably be expected to, result in the disposition by any person at any time in the future of), directly or indirectly, (A) ADSs, (B) Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares,
(C) securities of the same class as the ADSs or Ordinary Shares or (D) other instruments representing interests in securities of the same class as ADSs or Ordinary Shares or

      (ii) sell, grant or enter into any option, right, warrant, swap or other arrangement with respect to, or which transfers to another, in whole or in part, of the economic consequences of ownership of ADSs or Ordinary Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ADSs, Ordinary Shares or such other securities, in cash or otherwise. The forgoing shall not, however, restrict or prohibit you from effecting any transaction or series of transactions described above involving, in the aggregate: (A) the sale or other disposition of 150,000 ADSs that you have acquired and beneficially own as of the date of this Agreement; and (B) in addition, during any 30-day period from and after the date of the Agreement, the sale or other disposition of up to 22,811 ADSs, including one or more transactions involving options, rights, warrants, swaps or other arrangements with respect to the economic consequences of ownership of not more than 22,811 ADSs or an equivalent number of Ordinary Shares (the "ALLOWED 30-DAY DISPOSITION"). Notwithstanding the foregoing, if you do not sell or otherwise enter into any other arrangement as described above with respect to the entire Allowed 30-day Disposition in any given 30-day period pursuant to subclause (B) above, the Allowed 30-day Disposition for the next 30-day period shall include the amount specified in subclause (B), plus the amount of the unused Allowed 30-Day Disposition for the prior 30-day period. Such unsold Allowed 30-day Dispositions shall accumulate in each 30-day period from the date hereof, provided that you may not in any event sell or otherwise enter into any other arrangement as described above with respect to more than 45,622 ADSs in any 60-day period. All sales or other transactions consummated pursuant to this paragraph shall be subject to Rule 144 of the Securities Act of 1933, as amended (including without limitation the volume restrictions thereunder).

      Any ADSs or Ordinary Shares received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any ADSs or Ordinary Shares acquired by the undersigned in the open market will also be subject to this Agreement.

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      In the event that you violate, breach or fail to abide by the terms of this lock-up agreement or any term of the Agreement, you agree that you will be prohibited from disposing of any securities of Linktone in any transaction or series of transactions described above, and that the exception described in paragraph 4 above will not apply, until such time as a settlement has been reached between you and Linktone, or a final judgment by a court with valid jurisdiction has been issued, regarding any such violation, breach or failure to abide to the terms of this lock-up agreement.

      In furtherance of the foregoing, the Company, its transfer agent and registrar and the depositary for the ADSs are hereby authorized to decline to make any transfer of ADSs or Ordinary Shares or issue any stop orders if such transfer would constitute a violation or breach of this Agreement.

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                                    EXHIBIT D

               INVENTION ASSIGNMENT AND CONFIDENTIALITY AGREEMENT

                                  SEE ATTACHED.

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                                    EXHIBIT E

                              NON-COMPETE AGREEMENT

                                  SEE ATTACHED.

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                                    EXHIBIT F

                                 LINKTONE, LTD.

                            TERMINATION CERTIFICATION

      This is to certify that I do not have in my possession, nor have I failed to return, any devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, other documents or property, or reproductions of any aforementioned items belonging to the Company.

      I further certify that I have complied with all the terms of the Confidentiality Agreement, including the reporting of any inventions and original works of authorship (as defined therein), conceived or made by me (solely or jointly with others) covered by the Confidentiality Agreement.

      I further agree that, in compliance with the Confidentiality Agreement and the Non-Compete Agreement, I will preserve as confidential all trade secrets, confidential knowledge, data or other proprietary information relating to products, processes, know-how, designs, formulas, developmental or experimental work, computer programs, data bases, other original works of authorship, customer lists, business plans, financial information or other subject matter pertaining to any business of the Company or any of its employees, clients, employees or licensees.

      I hereby acknowledge and reaffirm all of my obligations under the Confidentiality Agreement and the Non-Compete Agreement, including, without limitation, the provisions relating to non-competition and non-solicitation of customers and employees.

August 31, 2005                                _________________________________
                                               Michael Guangxin Li

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